May 1, 2015

VIA EDGAR AND EMAIL

Ms. Barbara C. Jacobs

Assistant Director

Mr. Matthew Crispino

Staff Attorney

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Manhattan Associates, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 5, 2015 File No. 000-23999

Dear Ms. Jacobs:

Manhattan Associates, Inc. (the “Company”) has received the Staff’s comment letter dated April 16, 2015 with respect to the above-referenced filing.  The Company’s response to the Staff’s comment is set forth below.  For ease of reference, the Company’s response is set forth below the full text of the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2014

Part III (incorporated by reference to the definitive proxy statement filed on April 10, 2015)

Executive Compensation

Principal Elements of Executive Compensation, page 14

1.

We note that the corporate performance measures used to determine fiscal 2014 bonus awards under your annual short-term cash incentive plan were consolidated revenue and adjusted EPS. In your response letter, please disclose the targets established for both performance measures for 2014 and the company’s actual performance against the targets. Also, please confirm that you will provide similar disclosure in future filings. Refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, we note the response in your letter dated March 3, 2009 to a similar comment issued on your Form 10-K for the fiscal year ended December 31, 2007.

Please note that where performance targets are tied to company-wide financial results that are publicly reported, we generally expect companies to disclose the targets if material to their compensation policies and decisions after those financial results have been disclosed. It is unclear to us what insights competitors can draw about a company’s planned investments or future projected growth a competitor from historical performance targets that it could not also draw from actual results and or the company’s participation in the market place.

As the Staff observes in its comment, the 2014 cash incentive opportunity under the Company’s annual short-term cash incentive plan was based on the Company’s consolidated revenue and adjusted earnings per share (“adjusted EPS”) for fiscal year 2014.  The two factors were weighted equally.

As the Company discussed in its definitive Proxy Statement filed on April 10, 2015, for plan target purposes, consolidated revenue excludes hardware and other revenue to minimize risk of low margin revenue lines skewing incentive plan payout percentages. Adjusted EPS, when applicable, excludes the following items from GAAP earnings per share: amortization of intangible assets, equity-based compensation expenses, restructuring charges, asset impairment charges and related recoveries, sales tax recoveries, and unusual tax adjustments.   All non-GAAP measures are reconciled to the related GAAP measures in accordance with SEC rules and disclosed in our quarterly 8-K earnings release filings. In addition, when the Company establishes its annual budget, it does not plan for Common Stock repurchases. As a result, the earnings per share benefit from Common Stock repurchases, if applicable, is eliminated from the calculation of adjusted EPS for plan purposes.

Further, for plan purposes, consolidated revenue and adjusted EPS objectives are determined on a constant currency basis (i.e. actual financial results are translated to U.S. dollars at budgeted U.S. dollar exchange rates).

The Company’s target incentive goal amounts for consolidated revenue and adjusted EPS for fiscal year 2014, calculated as described above, were $422.3 million and $1.05, respectively.  The Company actually achieved consolidated revenue and adjusted EPS incentive goals for fiscal year 2014 of $445.9 million and $1.17, respectively, resulting in annual cash incentives being earned by all Company plan participants at 144% of target.

The Company will provide similar disclosure in future filings, as applicable.

*   *   *   *   *   *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (678) 597-7115. Thank you.

Very truly yours,

MANHATTAN ASSOCIATES, INC.

By: /s/ Dennis B. Story

Dennis B. Story

Executive Vice President and CFO